Exhibit 99.1

Scinai Publishes FY 2023 Financial Statements, Files Annual Report on
Form 20-F and Provides Business Update

JERUSALEM, ISRAEL – May 15, 2024 - Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI; “Scinai”, or the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today published its full-year financial results for the year ended December 31, 2023, and provided a business update.

Business Update & Recent Highlights

Financing

In support of the Company’s strategic pivot, on January 3, 2024, we raised $1.69 million in gross proceeds from the exercise of certain of our outstanding warrants and the issuance of new warrants. H.C. Wainwright & Co. acted as exclusive placement agent in connection with the offering.

On November 6, 2023, we announced that the Israel Innovation Authority had approved a non-dilutive grant reimbursing us for 66% of the costs of a project valued at NIS 3.5 million supporting the establishment of a CDMO service business unit out of our cGMP biologics site.

CDMO business unit

As reported in our financial statements for the year ended December 31, 2023, and our Annual Report on Form 20F for the year ended December 31, 2023, filed with the SEC today, in the first four months of 2024 we received CDMO work orders valued at approximately $500K. Our current guidance for 2024 is approximately $1.25 million in expected revenues, and we are in advanced contract discussions with several other potential clients. We expect revenues from the CDMO business to increase materially in the coming years due to growing demand for boutique CDMO services from early-stage biotech companies. In addition, we have been pursuing extensive targeted marketing activities, including participating in major pharmaceutical conferences, such as CPHI in Barcelona (October 2023), BIO-Europe in Munich (November 2023), and BIO Europe Spring in Barcelona (March 2024). Next week, at the BioMed Israel conference to be held in Tel Aviv, Israel, we will be marketing our CDMO services, meeting potential partners for our R&D pipeline and meeting with potential investors.

Pipeline Development

We are aggressively advancing the NanoAb preclinical development. On December 12, 2023 we announced promising results in a psoriatic human skin model, Ex-Vivo. The statistically significant results demonstrated the potential for Scinai’s anti-IL-17 NanoAbs to noticeably improve psoriatic skin lesions as indicated by skin viability and structural integrity. This finding was corroborated by cytokine release analysis, which showed significantly reduced IL-17 release (p<0.001) in the human skin in response to treatment with our anti-IL-17 nanoAb intradermally, as compared to the untreated control, similar to the effects of Betamethasone and Cosentyx.

At the end of April 2024, we concluded an in-vivo proof of concept animal study in collaboration with Prof. Amos Gilhar, a world-renowned dermatologist of the prestigious Technion Israel Institute of Technology. Data is currently being reviewed, and we expect to announce the full results of the study by June 2024.

On June 4, 2024, we are scheduled to meet for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S. Next, and upon guidance from the PEI, we expect to commence preparations for a pre-clinical toxicology study before commencing a first-in-human clinical trial in mid-2025.

Additional NanoAbs for treatment of additional autoimmune diseases, such as asthma, atopic dermatitis and wet AMD, have been discovered and characterized at Max Planck and University Medical Center Göttingen as part of their research collaboration agreement with Scinai. Scinai holds exclusive options for exclusive licenses at pre-agreed financial terms for each of the resulting NanoAbs.

We are pursuing a strategic partnership for both our COVID-19 self-administered inhaled NanoAb, which demonstrated highly promising in vivo results in animals as both a therapeutic and prophylactic treatment, and for our anti-IL-17 nanoAb for the treatment of plaque psoriasis and other potential indications.

Full-Year 2023 Financial Summary

●	R&D expenses for 2023 amounted to $5.2 million, compared to $5.7 million for 2022. The decrease of $0.5 million was primarily due to a decrease in salaries and share-based payments of $0.26 million, Max Plank-related expenses of $0.15 million and expenses related to regulation of $0.3 million.

●	Marketing, general and administrative expenses for 2023 amounted to $4.5 million, compared to $5.3 million for 2022. The decrease of $0.8 million was primarily due to a decrease in salaries and share-based payments of $ 0.58 million and legal and professional services of $0.33 million.

●	Financial income for 2023 amounted to $3.2 million compared to $5.2 million for 2022. The financial income was primarily from remeasurement of warrants liabilities of $4.0 million and finance income in respect of loans from others of $0.05 million, offset by exchange rate differences of $0.85 million.

Net loss for 2023 was $6.5 million compared to net loss of $5.8 million for 2022. The increase in net loss was primarily due to a decrease in financial income.

As of December 31, 2023, Scinai had cash and cash equivalents and short-term deposits of $4.9 million as compared to $14.1 million as of December 31, 2022.

The complete audited financial results are available in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on May 15, 2024.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the potential of Scinai’s NanoAb program, expected revenues of Scinai’s CDMO business and timing of pre-clinical and clinical studies and of their results. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, lower than anticipated revenues of Scinai’s CDMO business in 2024 and thereafter, failure to sign agreements with other potential clients of the CDMO business, a delay in the commencement and results of pre-clinical and clinical studies, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not maintain its listing on Nasdaq; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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